FORM 6-K

                        SECURITIES & EXCHANGE COMMISSION

                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16

                     of the Securities Exchange Act of 1934

                                November 30, 2001

                               INFICON Holding AG

                              INFICON Holdings Inc.

                 (Translation of registrant's name into English)

                                  INFICON Inc.
                                  ------------

                              Two Technology Place
                              --------------------

                          East Syracuse, New York 13057
                          -----------------------------

                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                           Form 20-F |X| Form 40-F |_|

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes |_| No |X|

Enclosure: Press Release dated November 30, 2001, announcing acquisition of HAPSITE.

                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  November 30, 2001         INFICON Holding AG


                                 By:  /s/ Peter G. Maier
                                    -----------------------------------------
                                    Name:  Peter G. Maier
                                    Title: Vice President and Chief Financial
                                           Officer

CORPORATE CONTACT:        EUROPEAN CONTACT:          NORTH AMERICAN CONTACT:
Betty Ann Kram            Bernhard Schweitzer        Jody Burfening/Sanjay Hurry
Director of Corporate     Peter Butikofer & Company  Lippert/Heilshorn &
Communications            +1.41.1.447.1220           Associates, Inc.
and Investor Relations    bschweizer@buetikofer.ch   +1.212.838.3777
+1.315.434.1122                                      jbs@lhai.com
BettyAnn.Kram@inficon.com

     INFICON EXPANDS INTO ENVIRONMENTAL TESTING WITH ACQUISITION OF HAPSITE

  HAPSITE Leverages INFICON Gas Sensor Expertise; Performs On-Site Analysis of
                   Toxic Chemicals for Environmental Testing

Syracuse, New York and Zurich, Switzerland -- November 30, 2001 -- INFICON Holding AG (SWX Swiss Exchange and NASDAQ: IFCN), INFICON Holding AG, a leading developer, supplier, and manufacturer of vacuum instrumentation for semiconductor and related markets and a worldwide leader in vacuum instrumentation for industrial applications and on-site diagnostic assessment, has acquired the HAPSITE(R) product family and related assets (www.HAPSITE.com) from its former parent company, Unaxis, a Swiss company. With this acquisition, INFICON is extending its leadership in gas sensing technology to environmental testing markets, such as emergency response, indoor air quality, hazardous waste site investigation, and industrial hygiene. The company expects the acquisition to be immediately accretive to financial results.

Prior to its initial public offering in November, 2000, INFICON owned the HAPSITE business. In 1997, the company developed HAPSITE chromatograph/mass spectrometer to accelerate the time involved in analyzing volatile toxic chemicals. HAPSITE has been sold to various U.S. military branches, to military units in other countries, to semiconductor manufacturers to determine indoor air quality in chip fabrication facilities where potentially hazardous gases are used in the production process, and for a broad range of industrial hygiene applications.

James L. Brissenden, president and chief executive officer, said, "From an engineering, R&D and manufacturing perspective, HAPSITE is a perfect fit for
INFICON: it leverages our expertise in gas sensors and complements our semiconductor instrumentation products. In fact, the main component of HAPSITE is a modified Transpector Gas Analyzer(R), the largest selling product of our In Situ Analysis product family. Overall, HAPSITE is another excellent example of INFICON's emphasis on design innovation, technological superiority, and development of products that deliver high reliability and performance and real time savings."

About INFICON

INFICON is a leading developer, manufacturer and supplier of vacuum instrumentation used for analysis, monitoring, measurement and control by manufacturers to improve the productivity of their processes and the quality of their products. INFICON provides the semiconductor and related industries with products used in the manufacture of semiconductors, flat panel displays, computer disc drive components, magnetic and optical storage media, precision optics and optical filters. INFICON also sells products to the vacuum coatings, air conditioning/refrigeration, automotive, emergency response and industrial hygiene markets. Headquartered in Syracuse, New York, INFICON has manufacturing facilities in the United States and Europe and worldwide offices in the U.S., China, France, Germany, Japan, Korea, Liechtenstein, Singapore, Switzerland, Taiwan, and the United Kingdom. For more information about INFICON and its products, please visit the Company's web site at www.inficon.com.

This press release and oral statements or other written statements made, or to be made, by us contain forward-looking statements that do not relate solely to historical or current facts. Forward looking statements can be identified by the use of words such as "may", "believe", "will", "expect", "project", "assume", "estimate", "anticipate", "plan" or "continue". These forward-looking statements address, among other things, our strategic objectives, trends in vacuum technology and in the industries that employ vacuum instrumentation, such as the semiconductor and related industries and the anticipated effects of these trends on our business. These forward-looking statements are based on the current plans and expectations of our management and are subject to a number of uncertainties and risks that could significantly affect our current plans and expectations, as well as future results of operations and financial condition. Some of these risks and uncertainties are discussed in the Company's Annual Report on Form 20-F for fiscal 2000 and Form 6-K for the quarter ended September 30, 2001.

As a consequence, our current and anticipated plans and our future prospects, results of operations and financial condition may differ from those expressed in any forward-looking statements made by or on behalf of our company. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

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